UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2025

RF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41332	61-1991323
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 Somerset, #05-06

Singapore 238164

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +65 6904 0766

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one redeemable warrant, and one right to receive one-tenth of one share of Class A Common Stock	RFACU	The Nasdaq Stock Market LLC

Share of Class A Common Stock, par value $0.0001 per share	RFAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	RFACW	The Nasdaq Stock Market LLC

Rights, each right receives one-tenth of one share of Class A Common Stock	RFACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

As previously disclosed, RF Acquisition Corp., a Delaware corporation (the “Company”) announced its stockholders’ approval of the proposed business combination (the “Business Combination”) as described in (i) the agreement and plan of merger, dated as of October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024 and September 30, 2024, and as may be further amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, GCL Global Holdings Ltd, a Cayman Islands exempted company limited by shares (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company, GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company, and (ii) the Company’s final proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 31, 2024 (the “Definitive Proxy Statement/Prospectus”) and mailed on or about December 31, 2024 to the stockholders of record. As disclosed in the Definitive Proxy Statement/Prospectus, GCL issued and sold an aggregate of $33,025,000 convertible notes (the “Notes”) to certain accredited investors (the “Transaction Investors”) pursuant to certain convertible note purchase agreements (the “Note Purchase Agreements”) between September and December 2024. These Notes will automatically convert into PubCo shares at the closing of the Business Combination. To correct a typographical error in one of the equations in the Note Purchase Agreements, parties have entered into an Amendment to the Note Purchase Agreement, the form of which is filed herewith as Exhibit 10.1.

Item 8.01. Other Events.

The Definitive Proxy Statement/Prospectus contained certain projections prepared by GCL in June 2024 based on a number of assumptions, including but not limited to (i) consummation of the Business Combination and receipt of $20,000,000 of Transaction Financing before September 30, 2024; (ii) launching of its technology platform, “Playcube” before the end of September 2024, contributing approximately $44.1 million of game distribution revenue to GCL for FY2025; and (iii) completion of two strategic acquisitions contributing an additional of approximately $66.3 million of revenue to GCL for FY2025. Since the contemplated Business Combination has not yet closed, and a significant portion of the Transaction Financing of $33,025,000 was not received until December 30, 2024, GCL no longer believes that it will be able to complete either of its contemplated acquisitions during FY2025. In addition, there was a delay in the launching of GCL’s technology platform, “Playcube” from its planned launch date of September 2024. Because of these developments, GCL will not meet the publicly disclosed projections prepared in June 2024 that were contained in the Definitive Proxy Statement/Prospectus.

On February 5, 2025, GCL publishes its unaudited financial statements for the six months ended September 30, 2024, a copy of which is filed as Exhibit 99.1 hereto.

Forward Looking Statements

This Current Report on Form 8-K (the “Current Report”) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, that there can be no assurance that the Company will regain compliance with Nasdaq Listing Rule 5450(a)(2) in the future, or otherwise meet Nasdaq compliance standards, or that Nasdaq will grant the Company any relief from delisting as necessary or that the Company can ultimately meet applicable Nasdaq requirements for any such relief. The forward-looking statements contained in this Current Report speak only as of the date of this Current Report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events, or circumstances after the date of this report, unless required by law.

ITEM 9.01.	FINANCIAL STATEMENT AND EXHIBITS.

(d)	Exhibits:

Exhibit No.	Description
10.1	Form of Amendment to Convertible Note Purchase Agreement.
99.1	Unaudited Financial Statements for GCL Global Limited for the six months ended September 30, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RF Acquisition Corp.

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer

Date: February 5, 2025